EXHIBIT 99.1

Standard Lithium Reports Third Quarter 2025 Results

  Released positive Definitive Feasibility Study (“DFS”) for the South West Arkansas Project (“SWA Project”) which continues progressing towards a Final Investment Decision (“FID”)
  Announced Maiden Inferred Resource for the Company’s first project in East Texas (“Franklin Project”) containing the highest reported lithium-in-brine grades in North America
  Completed upsized $130 million follow-on offering on the back of strong institutional investor demand and an oversubscribed order book, following quarter close

VANCOUVER, British Columbia, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three and nine-month periods ended September 30, 2025.

“We had a busy and productive third quarter as we successfully executed on multiple key milestones that we had set out to achieve,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We released a Definitive Feasibility Study for the SWA Project, highlighting the attractiveness and cost-competitiveness of our first commercial project. We also released a Maiden Inferred Resource for our first project in East Texas, the Franklin Project. With some of the highest reported lithium-in-brine grades in North America, it provides a strong foundation for future scalable production in the Smackover as we expand our portfolio of high-quality lithium assets.”

“Following quarter close, we took a further de-risking step by completing a capital raise, supported by strong investor demand, that will put us in a position to reach FID at SWA, as well as progress our Franklin and other projects in East Texas.”

“Looking ahead, we expect to provide multiple updates in the coming months as we seek to conclude our ongoing project financing and customer offtake processes, finalize selection of our key SWA Project vendors and approve FID before beginning construction at SWA in 2026.”

Highlights Subsequent to the Three-Month Period Ended September 30, 2025

All amounts are in US dollars unless otherwise indicated. All terms not otherwise defined have the meaning given to them under the CIM Definition Standards for mineral resources and mineral reserves.

  Standard Lithium Closes Upsized $130 Million Underwritten Public Follow-on Equity Offering
  Closed an underwritten public offering on October 20th of 29,885,057 common shares at a price of $4.35 per common share for aggregate gross proceeds of approximately $130 million. Strong support received from institutional investors allowed the Company to increase the original transaction size by an additional $10 million.
  Smackover Lithium Files DFS for Its SWA Project, North America's Highest-Grade Reported Lithium Brine Reserve
  Filed on October 14th following release of the DFS highlights during the third quarter. The SWA Project contemplates initial production capacity of 22,500 tonnes per annum of battery-quality lithium carbonate, producing 447,000 tonnes (Proven Reserves) of lithium carbonate equivalent (“LCE”), or 38% of the in-situ Measured and Indicated Resources of 1,177,000 tonnes LCE. The SWA Project will begin production at an average lithium concentration of 549 mg/L and will process 0.20 km3 of brine over its modelled 20-year life at an average lithium concentration of 481 mg/L.
  Smackover Lithium Files Maiden Inferred Resource for its Franklin Project in East Texas, Containing the Highest Reported Lithium-in-Brine Grades in North America
  Filed on November 5th following release of the highlights during the third quarter. This report for Smackover Lithium’s first of three planned projects in the East Texas region of the Smackover highlights the size and quality of its brine position. It marks a key step towards the ultimate goal of reaching production of over 100,000 tonnes of lithium chemicals per year in Texas through multiple phases.
  Smackover Lithium Receives Key Final Integration Approval from the Arkansas Oil and Gas Commission (“AOGC”) for SWA Project
  Received unanimous approval from the AOGC for its Integration Application for the Reynolds Brine Unit where the initial commercial phase of the SWA Project is planned to be developed. Integration is the formal process which amalgamates any non-leased mineral interests into an approved brine production unit, ensuring the operator’s access to the brine while protecting the correlative rights of mineral owners, and is a key de-risking step providing certainty on the resource.

Highlights From Three-Month Period Ended September 30, 2025

  Smackover Lithium Announces Positive Definitive Feasibility Study Results for its South West Arkansas Project
  Highlighted by a 20.2% unlevered pre-tax internal rate of return (“IRR”), with competitive average cash operating costs of $4,516/t and all-in costs of $5,924/t over the operating life, an all-in Class III capex estimate of $1.45 billion including a 12.3% contingency, and an upgraded mineral resource. The principal recommendation from the DFS is that the Project is ready to progress to an FID. Construction is expected to commence in 2026 shortly after FID, with first production targeted in 2028.
  Smackover Lithium Releases Maiden Inferred Resource for its Franklin Project Comprising a Portion of Significant Brine Position in East Texas
  Highlighted by 2.2M tonnes of LCE at an average lithium grade of 668 mg/L, 15.4M tonnes of potash (as potassium chloride) - a newly added mineral to the U.S. Geological Survey 2025 Draft Critical Mineral List - and 2.6M tonnes of bromide at the inferred resource category. It contains the highest reported lithium-in-brine grades in North America.
  Smackover Lithium Reports Highest Lithium Brine Grade in SWA Project Area
  Smackover Lithium completed sampling from its newest exploration well, the Lester well, in the SWA Project area. One sample recorded the highest lithium concentration reported to date from the SWA Project area: 616 mg/L lithium in brine, while average lithium concentration in brine from the Lester well was 582 mg/L. This concluded all sub-surface exploration activities for Phase 1 of the SWA Project.
  Aquatech Acquires Koch Technology Solutions' Direct Lithium Extraction Business
  On September 16th, Aquatech announced the acquisition of a portion of Koch Technology Solution’s (“Koch”) business, including the Li-Pro™ technology used in our demonstration plant activities and planned for use in the SWA Project. As a result of the transaction, Aquatech has assumed Koch’s role under existing arrangements with us with no material changes to underlying terms. Further information can be found in the Aquatech press release.
  Expanded Leadership Team with Appointment of General Counsel
  Appointed Michael Lutgring as General Counsel. This addition to the leadership team is critical as we strengthen our capabilities and bring further expertise in-house and continue our growth and development as a public company.
  Cash and working capital of $32.1 million and $29.0 million, respectively, as of September 30, 2025.
  The Company has no term or revolving debt obligations as of September 30, 2025.

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three and nine-month fiscal periods ended September 30, 2025, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Three-Month Period Ended September 30, 2025 Webcast

The Company will hold a webcast to discuss its three-month period ended September 30, 2025 on Tuesday, November 11th at 8:00 a.m. ET. Live access as well as a replay will be available via webcast at https://events.q4inc.com/attendee/334457402.

Webcast Details
Standard Lithium Q3 2025 Earnings Call and Webcast
November 11, 2025 8:00 a.m. Eastern Time (USA and Canada)

Attendee Webcast Link:
https://events.q4inc.com/attendee/334457402

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Use of Non-GAAP Measures

Certain financial measures referred to in this news release are not measures recognized under International Financial Reporting Standards (“IFRS”) and are referred to as non-GAAP financial measures or ratios. These measures have no standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. The definitions established and calculations performed are based on management’s reasonable judgement and are consistently applied. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

The non-GAAP financial measures used in this news release are common to the mining industry. All-in operating cost per tonne is a non-GAAP financial measure or ratio and has no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures used by other issuers. As the SWA Project is not in production, the Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the cost and timing of any development of the SWA Project, mining recoveries, processing method and rates, production rates, capital and operating cost estimates, the projected life of mine and other expected attributes of the SWA Project, the IRR, regulatory or government requirements or approvals the use of non-GAAP measures in financial performance assessments, changes in exploration costs and government regulation in Canada and the United States, continued exploration of the Franklin Project, future expansion phases and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.